June 9, 2008
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2007 File No. 001-10435
Dear Mr. Hartz:
This letter is in response to your letter of May 23, 2008. The comments included in your May 23, 2008 letter and our responses follow:
Comment 1.
We note that you did not provide the Tandy language required in your response letter. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response
We provide the required Tandy language at the end of this letter.

Comment 2.
We note your response to prior comment #1 and refer to paragraph (ii)(B) of Item 10 of Regulation S-K which states that:
“A registrant may not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.”
It appears to us that your LIFO and overhead rate adjustment to inventory and product liability expenses represent recurring and normal charges or gains that should not be eliminated or smoothed. Please supplementally explain to us how your treatment complies with this rule and in the context of question 8 of our view as stated in the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Response
We reviewed Item 10 of Regulation S-K and Question 8 in the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and offer the following response.
Performance Gross Margin is a subtotal within Gross Margin that provides an analysis of the underlying sales and factory performance of the Company in the periods presented by separately disclosing the impact of inventory valuation adjustments and product liability expense. Given the magnitude of our FIFO inventory ($65 million as of March 2008) relative to our annual cost of sales ($117 million in 2007), the income statement impact of inventory valuation adjustments, such as LIFO and overhead rate adjustments, can significantly impact quarterly or annual results making comparisons to prior periods very difficult. Likewise, product liability expense, which is not directly related to the underlying sales and factory performance of the Company in a given period, can also unduly impact comparability of the periods presented.
The Performance Gross Margin subtotal is not included in our financial statements or the notes thereto. Rather, it is only disclosed in Management’s Discussion and Analysis to provide the reader of our filings with the primary analysis that senior management uses to evaluate our sales and factory performance. Our disclosure of Gross Margin in Management’s Discussion and Analysis is not compromised by this disclosure of the Performance Gross Margin subtotal. Performance Gross Margin appears as a subtotal in the detailed Gross Margin table in Management’s Discussion and Analysis. Gross Margin is prominently displayed in the same table. Our disclosure and analysis of Gross Margin is enhanced by the inclusion of the Performance Gross Margin subtotal.

As we stated in our letter dated May 2, 2008, we are complying with the requirements of Item 10 of Regulation S-K which we believe provides the appropriate context for the disclosure of the Performance Gross Margin subtotal.
If our FIFO inventories continue to decrease (they have been reduced by approximately $50 million over the past nine quarters) and product liability expense become insignificant, the inclusion of the Performance Gross Margin subtotal may become unnecessary in future years. Until such time, however, we respectfully submit that the continued inclusion of the Performance Gross Margin subtotal in Management’s Discussion and Analysis in our Form 10-K and Form 10-Q filings is an appropriate analytical disclosure that provides the reader of our filings a useful metric to evaluate our sales and manufacturing performance by separately disclosing the impact of inventory valuation adjustments and product liability expense.
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The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information or further clarification, please call me at (203) 259-7843 ext 3251.
Sincerely,

Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:	M. Fifer
L. Gasper
D. Renken
J. LaGueux (Patterson, Belknap)
P. Siciliano (McGladrey & Pullen)